FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 30 April, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2019 Annual Report, 2019 Sustainability Report and 2019 Annual Report on Form 20-F, and Convenes Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2019 Annual Report, 2019 Sustainability Report and 2019 Annual Report on Form 20-F, and Convenes Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders

Luxembourg, April 30, 2020 – Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) announces that it has filed today the annual report and the sustainability report, containing the non-financial information required by applicable Luxembourg law, for the year ended December 31, 2019, with the Luxembourg Stock Exchange and has submitted such reports to the other securities regulators of the markets where its securities are listed. The 2019 annual report and the 2019 sustainability report may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam and are available on Tenaris’s website at ir.tenaris.com.

Tenaris has also filed today its annual report on Form 20-F for the year ended December 31, 2019, with the U.S. Securities and Exchange Commission (SEC). The 20-F annual report can be downloaded from the SEC’s website at www.sec.gov and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the 2019 reports, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

Tenaris also published the convening notice for the Annual General Meeting of Shareholders to be held on June 2nd, 2020, at 15:00 (Central European time) and for the Extraordinary General Meeting of Shareholders to be held immediately after the adjournment of the Annual General Meeting of Shareholders. The convening notice (which includes the agendas for the meetings and the procedures for voting at the meetings) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam. All materials for the meetings, which include the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the meetings and draft resolutions proposed to be adopted at the meetings), the Company’s 2019 annual report (which contains the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and the Company’s annual accounts as at 31st December 2019, together with the external auditors’ reports and the consolidated management report and certifications), the Compensation Policy, the 2019 Compensation Report, the report of the Company’s board of directors in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders, and the forms required for purposes of voting at the meetings, are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.